VALLEY FORGE LIFE INSURANCE COMPANY


Executive Office:              A Stock Company      Home Office:
CNA Plaza                                           401 Penn St.
Chicago, Illinois  60685                            Reading, Pennsylvania 19601

------------------------------------------------------------------------------


                       OTHER INSURED TERM INSURANCE RIDER


This rider forms a part of the policy to which it is attached. It is issued in consideration of your application and premium paid.


BENEFIT

We will pay the Other Insured specified amount shown in the Schedule as soon as we receive written proof of the Other Insured's death.


OTHER INSURED

Unless changed, the Other Insured is the individual named in the application for this rider.


PREMIUM

The  premium  for this rider is  determined  as (1) times (2) where:

(1)  is the Other Insured specified amount; and

(2)  is the monthly cost of insurance rate on the monthly date.

The monthly cost of insurance rate is based on the sex, age nearest birthday and rate classification of the Other Insured. We can charge less than, but not more than, the maximum guaranteed mortality risk charge rates shown in the Schedule. We determine the rate we will charge on each policy anniversary. This rate will apply for the succeeding policy year.


CHANGE OF BENEFITS

The Other Insured face amount may be changed any time after this rider is one year old by written notice to us. These conditions apply to any change in coverage:

(1)  The Other Insured specified amount may not be less than $50,000.

(2)  Any increase requires proof of insurability satisfactory to us.

(3) Any approved change will become effective on the monthly date after we receive written notice.

(4)  Changed benefits will be shown on a Supplemental Schedule.


CONVERSION

On written request from the owner prior to the Other Insured's 65th birthday, the Other Insured may convert to a permanent plan of insurance then available from us at the Other Insured's then attained age. The amount converted may be no greater than the Other Insured specified amount. No proof of insurability will be required for the conversion policy, except for any benefits added by rider.


BENEFICIARY

Unless you give us written notice, the beneficiary is the Other Insured's estate.


OWNERSHIP

The owner of this policy is the owner of this rider.


TERMINATION

This rider terminates on the earliest of:

(1)  the policy date on or next following the Other Insured's 70th birthday;

(2)  the date you give us written notice to terminate it; or

(3)  the date the policy terminates.

This rider may be reinstated as part of the policy if the policy is reinstated unless this rider was terminated because of age or by written notice. Proof of the Other Insured's insurability may be required for reinstatement.


GENERAL

All provisions of the policy not in conflict with this rider apply to this rider. If this rider is issued with the policy, its issue date is the issue date shown on the Policy Schedule. If this rider is effective after the policy issue date, or if coverage is increased, decreased or reinstated, it's the rider issue date is shown in a Supplemental Policy Schedule.


Signed for the Company at its Executive Office, CNA Plaza, Chicago, Illinois 60685.


/s/BERNARD L. HENGESBAUGH                            /s/DAVID L. STONE

Chief Executive Officer                              Group Vice President


VULR-106 (8/99)